August 8, 2007

Mr. William Choi, Accounting Branch Chief
	U.S. Securities and Exchange Commission	BY EDGAR AND OVERNIGHT DELIVERY
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K for the Fiscal Year Ended March 3, 2007, filed May 2, 2007
File No. 1-09595

Dear Mr. Choi:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K, as set forth in your letter dated August 1, 2007.  For convenience, the staff’s comment is shown below in bold text, followed by Best Buy’s response.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Blume by overnight mail.

1.              We have reviewed your response to prior comment 1 in our letter dated June 27, 2007.  We believe the impact of breakage on your statements of earnings can be adequately explained in detail within the MD&A and the notes to your consolidated financial statements without presentation of a non-GAAP per-share measure.  However, if you continue to believe disclosure of the breakage and the gain on investment per-share measures in your filing are necessary, please disclose in future filings how the measures are used by management and in what way they provide meaningful information to investors.  Please also ensure you provide a tabular reconciliation of the measures to the GAAP EPS figures where disclosed, including the notes to your financial statements.

In future filings, we will not present non-GAAP per-share measures of the impact of unusual or infrequent items unless we believe such measures are necessary to supplement investors’ understanding of our results.  In those instances, we will disclose in future filings how the measures are used by management and in what way they provide meaningful information to investors.  We will also provide a tabular reconciliation of the measures to the GAAP EPS figures where disclosed, including the notes to our consolidated financial statements.

As indicated in our July 12, 2007, letter and discussed with the staff telephonically on August 1, 2007, we expect to make appropriate revisions to our revenue categories in future filings on a prospective basis as part of the reassessment of our application of paragraph 37 of SFAS 131.  We intend to supplementally provide the Commission with our proposed disclosure prior to the filing on or about October 11, 2007, of our Quarterly Report on Form 10-Q for the quarter ending September 1, 2007 (the “Form 10-Q”).  As discussed with the staff, we would appreciate an expedited review of our proposed disclosure in order to respond to any additional comments prior to the filing of the Form 10-Q.

Best Buy Corporate Campus • 7601 Penn Avenue South Richfield, MN, USA 55423-3645 • (612) 291-1000 • NYSE symbol: BBY

* * * * *

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please telephone me at (612) 291-4840.  My fax number is (952) 430-9979.

Sincerely,

/s/ Susan S. Grafton

Susan S. Grafton
Vice President, Controller and Chief Accounting Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Stacy Janiak, Deloitte & Touche LLP
Anne Rosenberg, Robins, Kaplan, Miller & Ciresi L.L.P.